[redacted]

08003693

FILTRONA

Filtrona plc

1 July 2008

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 2 June 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
JUL 11 2008
THOMSON REUTERS

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

13 June 2008

Filtrona plc
Director Shareholding Notification

Filtrona plc announces that on 13 June 2008 Steve Crummett, Group Finance Director, transferred his shareholding of 6,600 shares to his wife Skerry C Crummett. The total number of shares held remains at 6,600 representing 0.003% of the issued share capital (excluding Treasury shares) of Filtrona plc.

Enquiries
Jon Green T: 01908 359100
Company Secretary

-34882

FILTRONA

Filtrona plc

Trading Update on Progress in 2008

Filtrona plc ('Filtrona'), the international market leading speciality plastic and fibre products supplier, today issues a pre-close trading statement ahead of its interim results for the six months ending 30 June 2008, which will be announced on 28 August 2008.

Filtrona has continued to deliver results in line with those outlined within the Interim Management Statement released on 24 April 2008 and overall trading conditions remain unchanged.

Plastic Technologies continues to perform ahead of the prior year whilst, as expected, Fibre Technologies' performance remains below the prior year.

<u>Plastic Technologies</u>

The Protection and Finishing Products division has continued to make good progress with particularly encouraging performance within the European operations and at Duraco in the US.

FILTRONA

The Coated and Security Products division has maintained its good performance and the second half of the year will benefit from increased sales of the Payne Security authentication system.

The Plastic Profile and Sheet division is trading below the prior year primarily as a result of lower US demand.

Fibre Technologies

The Cigarette Filters division has continued to perform well in Asia and the new special filter business secured with a multinational customer will commence production in the second half. As anticipated, overall performance in the division remains below the prior year and the operating results will include a £1m charge arising from restructuring at the UK facility.

The Bonded Fibre Components division has been impacted by some customer destocking and a delay to the start of the back-to-school writing instrument reservoir selling season in the US. The second half will benefit from new product launches in the inkjet printer and medical product markets.

-34882

FILTRONA

Outlook

The Board remains confident that the Filtrona Group will continue to deliver satisfactory performance and meet the Company's expectations for the full year.

Enquiries:

Filtrona plc

Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 350 100

Finsbury

James Leviton
Clare Strange
Tel: 020 7251 3801

END